Richard Coyle	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T (312) 845-3724
rcoyle@chapman.com

December 29, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Bitcoin ETF
File No. 333-2260235

Dear Ms. Bednarowski, Ms. Berkheimer and Mr. Dobbie:

This letter responds to your comments regarding the Amendment No. 2 to Registration Statement on Form S-1 for the Bitwise Bitcoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 4, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

Refer to your response to comment 4. Please revise your cover page to identify the initial Authorized Participant, state that the initial Authorized Participant is an underwriter, disclose the initial price per Share, disclose that you are offering an indeterminate number of Shares, and disclose the termination date of the offering, if any.

Response to Comment 1

Pursuant to the Staff’s comment, the cover of the Registration Statement has been revised to include the following disclosure (emphasis added):

Bitwise Investment Manager, LLC, and affiliate of the Sponsor, is expected to purchase the initial Basket(s) of Shares at a per-Share price of $50 (the “Seed Basket(s)”). Bitwise Investment Manager, LLC will act as a statutory underwriter in connection with the initial purchase of the Seed Basket(s).

Charlotte    Chicago    New York    Salt Lake City    San Francisco    Washington, DC

December 29, 2023

…

The Trust intends to issue Shares on a continuous basis and is registering an indeterminate number of Shares. The offering is intended to be a continuous offering and is not expected to terminate until three years from the date of the original offering, unless extended as permitted by applicable rules under the 1933 Act.

Comment 2 – Prospectus Summary; Overview of the Trust

Please revise to disclose in your Prospectus Summary, if true, that:

●	The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and

●	The Trust will not utilize leverage or any similar arrangements in seeking to meet its investment objective.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary:

The Trust will not utilize leverage or any similar arrangements in seeking to meet its investment objective…

Except for the specific, limited circumstance and time in which the Trust is using the Agent Execution Model, the Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement. During the specific, limited circumstance and time when the Trust is using the Agent Execution Model, the Trust’s bitcoin may be subject to a lien to secure outstanding Trade Credits in favor the Trade Credit Lender, as is discussed in further detail below.

December 29, 2023

Comment 3 – General

Refer to your response to comment 6. Please revise your disclosure in the Prospectus Summary to state that Shareholders have no voting rights under the Trust Agreement.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary:

Shareholders have very limited voting rights under the Trust Agreement.

Comment 4 – Custody of the Trust’s Assets

Refer to your response to comment 8. On page 6, you disclose that “[i]n connection with creations or redemptions, the Trust will, under most circumstances, process creations and redemptions by selling bitcoin from its Cold Vault Balance.” Please revise to clarify why the trust will sell bitcoin in connection with creations. In addition, please substantiate or remove your revised disclosure on page 4 that “[t]he Bitcoin Custodian is subject to extensive regulation.”

Response to Comment 4

Pursuant to the Staff’s comment, the disclosure referencing the sale of bitcoin in connection with creations has been deleted, as well as the disclosure referencing the regulation to which the Bitcoin Custodian is subject.

Comment 5 – The Trust’s Fees and Expenses

Refer to your response to comment 7. Please disclose whether or not any of the expenses paid by the Sponsor Fee are capped. In addition, we note your disclosure on pages 4 and 59 that “[t]o pay expenses not assumed by the Sponsor . . ., the Trustee may directly sell or transfer to an agent of the Shareholders to sell the bitcoin of the Trust as necessary to pay such expenses.” Please revise to clarify what you mean by “sell directly” and “transfer to an agent of the Shareholders to sell.”

Response to Comment 5

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

December 29, 2023

In exchange for the Sponsor Fee, the Sponsor has agreed to assume and pay the normal operating expenses of the Trust, which include the Trustee’s monthly fee and out-of-pocket expenses, the fees of the Trust’s regular service providers (Cash Custodian, Bitcoin Custodian, Prime Execution Agent, Marketing Agent, Transfer Agent and Administrator), Exchange listing fees, tax reporting fees, SEC registration fees, printing and mailing costs, audit fees and up to $500,000 per annum in ordinary legal fees and expenses.

Additionally, the disclosure referenced by the Staff in its comment has been revised throughout the Registration Statement as set forth below:

The Administrator and/or the Sponsor will direct the Bitcoin Custodian to transfer bitcoin from the Trust Bitcoin Account to the Sponsor Bitcoin Account to pay the Sponsor Fee and any other Trust expenses not assumed by the Sponsor. To pay for expenses not assumed by the Sponsor that are denominated in U.S. dollars, the Sponsor, on behalf of the Trust, may sell the Trust’s bitcoin as necessary to pay such expenses. The Sponsor, on behalf of the Trust, will typically seek to buy and sell bitcoin at a price as close to the BRRNY as practical.

Comment 6 – Risk Factors

Please add a risk factor that addresses the risks related to your Bitcoin Custodian acting in the same capacity for several competing products to the extent material.

Response to Comment 6

The Sponsor, on behalf of the Trust, thoughtfully considered the Staff’s comment and respectfully declines to add the suggested risk factor. The Sponsor determined that the material risk of the Bitcoin Custodian acting in the same capacity for several competing products relates to the fact that the insurance maintained by the Bitcoin Custodian covers losses of the digital assets it custodies for all of its clients, including the Trust and other exchange-traded products, and that the proceeds from that policy would likely be shared, reducing the amount of such proceeds available to the Trust. However, specific reference to this possibility is already discussed throughout the Registration Statement, including in the Prospectus Summary, in the risk entitled Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Administrator, Transfer Agent, Cash Custodian, Prime Execution Agent and Bitcoin Custodian and the Trust’s lack of direct insurance protection expose the Trust and its Shareholders to the risk of loss of the Trust’s bitcoin for which no person is liable, and in the section of the Registration Statement entitled “Custody of the Trust’s Assets.” Futhermore, there are numerous other general references to the possibility that the Bitcoin Custodian’s insurance is unlikely to fully compensate the Trust in the event of loss. Accordingly, the Sponsor, on behalf of the Trust, has determined that additional references would be duplicative in nature.

December 29, 2023

Comment 7 – Risk Associated with Investing in the Trust; The development and commercialization of the Trust is subject to competitive pressures

Refer to your response to comment 11. Please expand this risk factor to address the risks associated with the timing of your product reaching the market and your fee structure relative to other bitcoin ETPs.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the SEC were to approve many or all of the currently pending applications for such exchange-traded bitcoin products, many or all of such products, including the Trust, could fail to acquire substantial assets, initially or at all. The Trust’s competitors may also charge a substantially lower fee than the Sponsor’s Fee in order to achieve initial market acceptance and scale. Accordingly, the Sponsor’s competitors may commercialize a competing product more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position and the likelihood that the Trust will achieve initial market acceptance, and could have a detrimental effect on the scale and sustainability of the Trust. For exchange-traded products similar to the Trust, there have been significant “first-mover” advantages in terms of asset gathering, trading volume and media coverage. In many cases, the first mover in an asset class has been able to maintain these advantages for extended periods. In the event that the SEC were to approve other exchange-traded bitcoin products prior to approving the Trust, the Trust could be significantly negatively affected.

Comment 8 – The amount of bitcoin represented by a Share will decline over time

Refer to your response to comment 10. On page 33, you refer to “Shares that are issued in exchange for additional deposits of bitcoin” and to the “Authorized Participants’ ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders.” Please revise here and throughout to clarify that creations of Shares will be cash transactions. In this regard, we note your disclosure on page 6 that “[i]t is currently anticipated that all sales and redemptions of Shares will be done in exchange for U.S. dollars and only in transactions with Authorized Participants.”

December 29, 2023

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 9 – Other Risks; Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor

Refer to your response to comment 21. We note your disclosure on page 41 that “[t]he Bitcoin Custodian maintains an annual renewed insurance policy in the amount of $320 million,” that “[t]his insurance policy covers the loss of client assets held in cold storage at the Bitcoin Custodian,” and that “[t]his insurance program, which has continuously run since 2013, provides the Bitcoin Custodian and its clients with some of the broadest and deepest insurance coverage in the crypto industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.” However, on page 5, you state that “[t]he Bitcoin Custodian has insurance coverage as a subsidiary under its parent company, Coinbase Global, Inc., which procures fidelity (e.g., crime) insurance to protect the organization from risks such as theft of funds.” Please revise to clarify whether the insurance policy described on page 41 is in addition to the policy held by the parent company, which covers several subsidiaries and not just the Bitcoin Custodian.

Response to Comment 9

Pursuant to the Staff’s comment, the disclosure referenced in the Prospectus Summary has been revised to more closely align with the disclosure referenced in the section of the Registration Statement entitled “Risk Factors.”

Comment 10 – The Trust and Bitcoin Prices; The CME CF Bitcoin Reference Rate - New York Variant

Refer to your response to comments 18 and 22. We note your disclosure on pages 29 and 57 that “[i]f the BRRNY is not available, or if the Sponsor determines, in its sole discretion, that the BRRNY does not reflect an accurate bitcoin price, the Trust’s holdings may be ‘fair valued’ in accordance with the valuation policies approved by the Sponsor.” Please revise your disclosure on page 52 to describe the valuation policies approved by the Sponsor.

December 29, 2023

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

Those valuation policies stipulate that when seeking to fair value bitcoin, the Sponsor may apply all available factors the Sponsor deems relevant at the time of the determination, and may be based on analytical values determined by the Sponsor using third-party valuation models. Pursuant thereto, the Sponsor expects to utilize a volume weighted average price or volume weighted median price of bitcoin provided by a secondary pricing source (“Secondary Source”). If a Secondary Source is not available or the Sponsor in its sole discretion determines the Secondary Sources are unreliable, the price set by the Trust’s principal market as of 4:00 p.m. ET, on the valuation date would be considered for utilization. In the event the principal market price is not available or the Sponsor in its sole discretion determines the principal market valuation is unreliable the Sponsor will use its best judgment to determine a good faith estimate of fair value based upon all available factors.

Comment 11 – BRRNY Methodology

Refer to your response to comment 24. Please revise to briefly describe the contingency calculations if, for example, a Relevant Transaction or Constituent Platform is unavailable or if there is a calculation failure.

Response to Comment 11

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant”:

In the event that there are errors or irregularities in the calculation and publication of the BRRNY, including delayed, missing data or erroneous data, the Benchmark Provider will apply the “Contingency Calculation Rules” as it relates to the BRRNY that are set forth on the Benchmark Provider’s website. Such rules dictate how the Benchmark Provider will calculate the BRRNY, depending upon the type of error or irregularity. For instance, in the event that no Relevant Transaction occurs on a Constituent Platform on a given day, or one or more Relevant Transactions do occur on the Constituent Platform but cannot be retrieved by the Benchmark Provider, the Constituent Platform is disregarded in the calculation of the BRRNY for that day. In addition, all Relevant Transactions are subject to automated screening for erroneous data. Relevant Transactions that have been flagged as erroneous pursuant to the automated screening and the Contingency Calculation Rules are disregarded in the calculation of the BRRNY for a given day. If, for whatever reason, the Benchmark Provider is unable to calculate and publish the BRRNY by the stipulated dissemination time, it shall publish a notification on its website informing BRRNY users, including the Trust, the calculation and publication has been delayed.

December 29, 2023

Comment 12– BRRNY Methodology

Please revise to disclose how the Trust will notify Shareholders if there is a material change in the Constituent Platforms used to calculate the BRRNY or if there is a material change to the BRRNY Methodology.

Response to Comment 12

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant”:

Once it has actual knowledge of changes to the Constituent Platforms used to calculate the BRRNY, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports.

Comment 13 – Calculation of NAV

We continue to evaluate your response to prior comment 26 and may have further comment.

Response to Comment 13

Duly noted.

December 29, 2023

Comment 14 – Calculation of NAV

Refer to your response to comments 27 and 28. Please revise your disclosure on page 57 to state who is responsible for calculating the ITV and how the ITV is calculated.

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure is set forth in the section of the Registration Statement entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant”:

The ITV (which is based upon the CME Bitcoin Real Time Price) may differ from the NAV (which is based upon the BRRNY) due to differences in how the CME Bitcoin Real Time Price and BRRNY are calculated. While the BRRNY is calculated as described in the section above entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant,” the CME Bitcoin Real Time Price is calculated once per second, in real time by utilizing the Order Books of bitcoin – U.S. dollar trading pairs operated by all Constituent Platforms. An “Order Bookˮ is a list of buy and sell orders with associated limit prices and sizes that have not yet been matched, that is reported and disseminated by CF Benchmarks Ltd., as the CME Bitcoin Real Time Price calculation agent. The Order Books are aggregated into one consolidated order book by the CME Bitcoin Real Time Price calculation agent. The mid-price volume curve, which is the average of the bid price-volume curve (which maps transaction volume to the marginal price per cryptocurrency unit a seller is required to accept in order to sell this volume to the consolidated order book) and the ask price-volume curve (which maps a transaction volume to the marginal price per cryptocurrency unit a buyer is required to pay in order to purchase this volume from the consolidated order book). The mid price-volume curve is weighted by the normalized probability density of the exponential distribution up to the utilized depth (utilized depth being calculated as the maximum cumulative volume for which the mid spread-volume curve does not exceed a certain percentage deviation from the mid price). The CME Bitcoin Real Time Price is then given by the sum of the weighted mid price-volume curve obtained in the previous step.

December 29, 2023

Comment 15 – Additional Information About the Trust The Trust’s Fees and Expenses

Refer to your response to comments 32 and 39. Your disclosure on page 59 that “[t]o pay for expenses not assumed by the Sponsor (including, without limitation, litigation expenses and any indemnification obligations under the Trust’s service provider agreements), the Trustee may directly sell or transfer to an agent of the Shareholders to sell the bitcoin of the Trust as necessary to pay such expenses” is inconsistent with your disclosure on page 60 that “[t]he Administrator and/or the Sponsor will direct the Bitcoin Custodian to transfer bitcoin from the Trust Bitcoin Account, as needed, to pay the Sponsor Fee and any other Trust expenses not assumed by the Sponsor.” Please revise for clarity and consistency. In addition, please revise to expand your disclosure regarding the sale of bitcoin in connection with the Trust’s fees and expenses to describe the mechanics of how the bitcoin is sold, including where and when the Bitcoin Custodian transfers the bitcoin in connection with a sale of the Trust’s bitcoin, whether the transfers of the Trust’s bitcoin are on-chain or off-chain and who is responsible for paying the transaction costs, the identity of the Bitcoin Trading Counterparty, whether the Trust uses a liquidity provider such as a prime broker and, if so, the portion of the Trust’s assets that are held with the liquidity provider, and whether the Bitcoin Trading Counterparty transfers the proceeds of the sale to the Trust’s Cash Custodian. In addition, please revise your disclosure on page 74 to disclose how the Sponsor selects a Bitcoin Trading Counterparty and disclose the Bitwise Portfolio Oversight Committee’s policies related to the criteria of Bitcoin Trading Counterparties. Further clarify which of the Trust expenses are not assumed by the Sponsor’s Fee by clarifying what you mean on page 59 that the Sponsor pays for the “Trust’s regular service providers.”

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Administrator and/or the Sponsor will direct the Bitcoin Custodian to transfer bitcoin from the Trust Bitcoin Account to the Sponsor Bitcoin Account to pay the Sponsor Fee and any other Trust expenses not assumed by the Sponsor. To pay for expenses not assumed by the Sponsor that are denominated in U.S. dollars, the Sponsor, on behalf of the Trust, may sell the Trust’s bitcoin as necessary to pay such expenses. The Sponsor, on behalf of the Trust, will typically seek to buy and sell bitcoin at a price as close to the BRRNY as practical. Such sales will be undertaken pursuant to the Trust-Directed Trade Model, unless no Bitcoin Trading Counterparty is willing or able to effectuate the trade. Transfers of bitcoin from the Trust Bitcoin Account to the Sponsor Bitcoin Account, and from the Sponsor Bitcoin Account to the Bitcoin Trading Counterparty are “on-chain” transactions represented on the Bitcoin blockchain. The cash proceeds of the sale will be sent to the Sponsor, which will use such proceeds to pay the expenses. Any remaining cash will be distributed back to the Cash Custodian.

December 29, 2023

In addition, pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Trust and Bitcoin Prices”:

Purchase and Sale of Bitcoin

Because the Trust will conduct creations and redemptions of Shares for cash, it will be responsible for purchasing and selling bitcoin in connection with those creation and redemption orders. The Trust may also be required to sell bitcoin to pay certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The Sponsor, on behalf of the Trust, will typically seek to buy and sell bitcoin at a price as close to the BRRNY as practical. When choosing between potential counterparties, the Sponsor may consider factors other than simply the most favorable price. However, the most favorable price will be the predominant factor in determining the counterparty with which the Sponsor effectuates the contemplated transaction. Other factors that the Sponsor may consider include the size of the proposed order, as well as a counterparty’s execution capabilities, reliability and responsiveness.

The Trust’s purchase and sale of bitcoin may be conducted pursuant to two models: (i) the “Trust-Directed Trade Model”; or the (ii) “Agent Execution Model.” The Trust intends to utilize the Trust-Directed Trade Model for all purchases and sales of bitcoin and will only utilize the Agent Execution Model in the event that no Bitcoin Trading Counterparty is able or willing to effectuate the Trust’s purchase or sale of bitcoin.

Whether utilizing either the Trust-Directed Trade Model or the Agent Execution Model, the Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third party with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process. Additionally, under both the Trust-Directed Trade Model or the Agent Execution Model, the Trust will create Shares by receiving bitcoin from a third party that is not the Authorized Participant, and the Sponsor, on behalf of the Trust—not the Authorized Participant—is responsible for selecting the third party to deliver the bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. Additionally, the Trust will redeem Shares by delivering bitcoin to a third party that is not the Authorized Participant and the Sponsor, on behalf of the Trust—not the Authorized Participant—is responsible for selecting the third party to receive the bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust.

December 29, 2023

Trust-Directed Trade Model

Under the Trust-Directed Trade Model, the Sponsor, on behalf of the Trust, is responsible for acquiring bitcoin from a bitcoin trading counterparty that has been approved by the Sponsor (each, a Bitcoin Trading Counterparty). There is no contractual relationship between the Trust, the Sponsor or the Bitcoin Trading Counterparties and all transactions will be done on an arms-length basis. While it is expected and intended that the Bitcoin Trading Counterparties are unaffiliated third-parties it is possible that a Bitcoin Trading Counterparty may on any given day be or become considered an affiliate of the Trust if it acquires Shares in an amount that would cause it to become considered an affiliate of the Trust, as the Shares are publicly traded. Bitcoin Trading Counterparties are not required to have a custody account with the Bitcoin Custodian. When seeking to purchase or sell bitcoin on behalf of the Trust, the Sponsor will typically seek to buy and sell bitcoin at a price as close to the BRRNY as practical from any of the approved Bitcoin Trading Counterparties. Upon notification that the Trust needs to purchase or sell bitcoin, the Sponsor will obtain indicative prices from multiple Bitcoin Trading Counterparties at which they would be willing to execute the contemplated transaction. The Sponsor then determines the Bitcoin Trading Counterparty with which it wishes to transact and records the rationale for that determination. Once agreed upon, the transaction will generally occur on an “over-the-counter” basis. Transfers of bitcoin to and from the Trust Bitcoin Account to the Bitcoin Trading Counterparty are “on-chain” transactions represented on the Bitcoin blockchain.

December 29, 2023

The Sponsor maintains a process for approving and monitoring Bitcoin Trading Counterparties, which is overseen by the Bitwise Portfolio Oversight Committee, which is responsible for investment activities and related risk, as well as counterparty risk. All Bitcoin Trading Counterparties must be approved by the Bitwise Portfolio Oversight Committee before the Sponsor, on behalf of the Trust, will engage in transactions with the entity. The Bitwise Portfolio Oversight Committee continuously reviews all approved Bitcoin Trading Counterparties at its quarterly meetings and will reject the approval of any previously approved Bitcoin Trading Counterparty if new information arises regarding the entity that puts the appropriateness of that entity as an approved bitcoin trading counterparty in doubt. In considering which Bitcoin Trading Counterparties to approve, the Bitwise Portfolio Oversight Committee has instituted rigorous policies and procedures that include, but are not limited to, (i) a review of all sanctioned entities, including but not limited to, the various categories of sanctioned persons and entities identified by the Office of Foreign Assets Control; (ii) a review of all publicly available information regarding the entity, including a review of all information that has been filed pursuant to the requirements of U.S. or non-U.S. regulators, with a particular emphasis on the identity of the entity’s owners, disclosure events and reports of disciplinary action; and (iii) a review of the entity’s policies and procedures regarding various topics, including, but not limited to, anti-money laundering and “know-your-customer” requirements, trade surveillance, auditing and testing and cybersecurity capabilities.

December 29, 2023

Agent Execution Model

In the event that every Bitcoin Trading Counterparty is either unable or unwilling to effectuate the Trust’s purchase or sale of bitcoin, the Sponsor, on behalf of the Trust, may execute the trade using the Agent Execution Model.

Under the Agent Execution Model, the Prime Execution Agent, an affiliate of the Bitcoin Custodian, acting in an agency capacity, conducts bitcoin purchases and sales on behalf of the Trust with third parties through its Coinbase Prime service pursuant to the Prime Execution Agreement. To avoid having to pre-fund purchases or sales of bitcoin, the Trust may borrow bitcoin or cash as Trade Credit from the Trade Credit Lender on a short-term basis pursuant to the Trade Financing Agreement. As the Trust intends to conduct nearly all purchases and sales of bitcoin pursuant to the Trust-Directed Trade Model, under normal conditions, it expects to keep very little or no bitcoin in the Trading Balance with the Prime Execution Agent.

In the case of a purchase of bitcoin, the extension of Trade Credits allows the Trust to purchase bitcoin through the Prime Execution Agent on the date the Trust wishes to effectuate the transaction (for instance, on the evening of day when an order to create Shares is received), with such bitcoin being deposited in the Trust’s Trading Balance. On the day following a trade when Trade Credits have been utilized, the Trust uses cash (for instance, from the Authorized Participant who submitted the creation order) to repay the Trade Credits borrowed from the Trade Credit Lender. The bitcoin purchased by the Trust is then swept from the Trust’s Trading Balance with the Prime Execution Agent to the Trust Bitcoin Account with the Bitcoin Custodian pursuant to a regular end-of-day sweep process. Transfers of bitcoin into the Trust’s Trading Balance are off-chain transactions and transfers from the Trust’s Trading Balance to the Trust Bitcoin Account are “on-chain” transactions represented on the Bitcoin blockchain. Any financing fee owed to the Trade Credit Lender is deemed part of trade execution costs and embedded in the trade price for each transaction.

December 29, 2023

In the case of a sale of bitcoin, the Trust enters into a transaction to sell bitcoin through the Prime Execution Agent for cash. The Trust’s Trading Balance with the Prime Execution Agent may not be funded with bitcoin on the date the Trust wishes to effectuate the transaction (for instance, on the evening a day when an order to redeem Shares is received) because the bitcoin remains in the Trust Bitcoin Account with the Bitcoin Custodian. In those circumstances the Trust may borrow Trade Credits in the form of bitcoin from the Trade Credit Lender, which allows the Trust to sell bitcoin through the Prime Execution Agent at the desired time, and the cash proceeds are deposited in the Trust’s Trading Balance with the Prime Execution Agent. On the business day following the trade, the Trust will use the bitcoin that is moved from the Trust Bitcoin Account with the Bitcoin Custodian to the Trading Balance with the Prime Execution Agent to repay the Trade Credits borrowed from the Trade Credit Lender. Transfers of bitcoin from the Trust Bitcoin Account to the Trust’s Trading Balance are “on-chain” transactions represented on the Bitcoin blockchain. Any financing fee owed to the Trade Credit Lender is deemed part of trade execution costs and embedded in the trade price for each transaction.

Comment 16 – Additional Information About the Trust - The Trust’s Fees and Expenses

Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Response to Comment 16

Pursuant to the Staff’s comment, the section entitled “Risk Factors” has been revised to include the following disclosure:

Conducting creations and redemptions for cash has drawbacks.

In the near-term, the Trust will effect all its creations and redemptions for cash, rather than in-kind. The use of cash creations and redemptions may cause Shares to trade in the market at greater bid-ask spreads or greater premiums or discounts to their NAV per Share. The use of cash for redemptions will also limit the tax efficiency of the Trust. Additionally, the Trust’s need to purchase bitcoin in connection with creation orders introduces the possibility that the Trust will pay a higher price for bitcoin than the value ascribed to bitcoin by the BRRNY, the rate used to calculate the Trust’s NAV. This is known as “slippage.” While transactions in any asset are subject to the risk of slippage, it is possible that transactions in digital assets may be more susceptible. The Trust seeks to minimize the risk of slippage by basing the amount of cash an Authorized Participant is required to deposit to consummate a creation order for Baskets on the price the Trust actually paid for the bitcoin rather than on the value of bitcoin ascribed by the BRRNY. Nonetheless, there can be no guarantee that the Trust will not be negatively affected by slippage from time to time. The Trust will also incur transaction costs it would not otherwise have incurred if it received and distributed bitcoin in-kind and was not required to purchase and sell bitcoin in connection with creation and redemption orders.

December 29, 2023

Comment 17– Distributions

Refer to your response to comment 31. Please revise to disclose how the Trust’s bitcoin will be sold in connection with the termination and liquidation of the Trust.

Response to Comment 17

Pursant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Upon the dissolution of the Trust, the Sponsor (or in the event there is no Sponsor, such person (the “Liquidating Trustee”) as the majority of the Shareholders may propose and approve and who agrees to serve hereunder) shall take full charge of the Trust Property. Any Liquidating Trustee so appointed shall have and may exercise, without further authorization or approval of any of the parties hereto, all of the powers conferred upon the Sponsor under the terms of this Trust Agreement, subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, and provided that the Liquidating Trustee shall not have general liability for the acts, omissions, obligations and expenses of the Trust. Thereafter, in accordance with Section 3808(e) of the Delaware Act, the affairs of the Trust shall be wound up and all bitcoin owned by the Trust shall be liquidated as promptly as is consistent with obtaining the fair value thereof and in such a manner so as to effectuate orderly sales and a minimal market impact. The Liquidating Trustee may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under this Trust Agreement, uninvested and without liability for interest, for the pro rata benefit of Shareholders that had not theretofore been redeemed. The Liquidating Trustee shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any sale or sales made in accordance with the provisions of this Section 8.01. The Liquidating Trustee may suspend its sales of bitcoin upon the occurrence of unusual or unforeseen circumstances, including, but not limited to, a suspension in trading of bitcoin or similar market event. Upon receipt of proceeds from the sale of the last bitcoin held hereunder, all proceeds shall be applied and distributed in the following order of priority:

December 29, 2023

1.	pay to Sponsor from the Trust an amount equal to the sum of (1) any compensation due it for extraordinary or other services, (2) any advances made but not yet repaid and (3) reimbursement of any other disbursements as provided herein;

2.	deduct from the Trust any amounts that the Liquidating Trustee, in its sole discretion, shall deem necessary or appropriate to pay on behalf of the Trust any applicable taxes or other governmental charges that may be payable by the Trust and any other contingent or future liabilities of the Trust; and

3.	distribute each Shareholder’s interest in the remaining assets of the Trust. Such distribution shall consist of cash. Under no circumstances will the Trust distribute bitcoin to Shareholders.

Comment 18 – Custody of the Trust’s Assets

Refer to your response to comment 34. Please revise to disclose the term of the Bitcoin Custody Agreement, the notification required to terminate the Bitcoin Custody Agreement, the amount of coverage provided by the Bitcoin Custodian’s commercial crime insurance policy and whether the Sponsor has given the Bitcoin Custodian any instructions regarding airdrops, Incidental Rights and IR Assets. In addition, please add risk factors that address the risks associated with having to replace the Bitcoin Custodian or the Cash Custodian as well as the risks associated with insolvency, business failure or interruption, default, failure to perform, security breach or other problems affecting the Bitcoin Custodian or the Cash Custodian. Also please revise to disclose the material terms of the Cash Custodian Agreement, and please revise your disclosure in the Material Contracts section to provide the term and termination provision of each contract.

December 29, 2023

Response to Comment 18

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Material Contracts” has been revised to include a description of the “Cash Custody Agreement,” as well as the term and termination provisions of each material contract. The Sponsor represents that no instructions have been given to the Bitcoin Custodian as it relates to Incidental Rights and IR Assets.

Additionally, pursusant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Risk Factors”:

If the Bitcoin Custody Agreement or Prime Execution Agent Agreement is terminated or the Bitcoin Custodian or Prime Execution Agent fails to provide services as required, the Trustee may need to find and appoint a replacement custodian, which could pose a challenge to the safekeeping of the Trust’s bitcoins, and the Trust’s ability to continue to operate may be adversely affected.

The Trust is dependent on the Bitcoin Custodian, which is Coinbase Custody, and the Prime Execution Agent, Coinbase Inc. to operate. Coinbase Custody performs essential functions in terms of safekeeping the Trust’s bitcoin in the Trust Bitcoin Account, and its affiliate, Coinbase Inc., in its capacity as Prime Execution Agent, facilitates the buying and selling or settlement of bitcoin by the Trust in connection with cash creations and redemptions between the Trust and the Authorized Participants and the selling of bitcoin to pay Trust expenses not assumed by the Sponsor. If Coinbase Custody or Coinbase Inc. fails to perform the functions they perform for the Trust, the Trust may be unable to operate or create or redeem Baskets, which could force the Trust to liquidate or adversely affect the price of the Shares.

December 29, 2023

On March 22, 2023, the Prime Execution Agent and its parent (such parent, “Coinbase Global” and together with Coinbase Inc., the “Relevant Coinbase Entities”) received a “Wells Notice” from the SEC staff stating that the SEC staff made a “preliminary determination” to recommend that the SEC file an enforcement action against the Relevant Coinbase Entities alleging violations of the federal securities laws, including the Exchange Act and the Securities Act. According to Coinbase Global’s public reporting company disclosure, based on discussions with the SEC staff, the Relevant Coinbase Entities believe these potential enforcement actions would relate to aspects of the Relevant Coinbase Entities’ Coinbase Prime service, spot market, staking service Coinbase Earn, and Coinbase Wallet, and the potential civil action may seek injunctive relief, disgorgement, and civil penalties. On June 6, 2023, the SEC filed a complaint against the Relevant Coinbase Entities in federal district court in the Southern District of New York, alleging, inter alia: (i) that Coinbase Inc. has violated the Exchange Act by failing to register with the SEC as a national securities exchange, broker-dealer, and clearing agency, in connection with activities involving certain identified digital assets that the SEC’s complaint alleges are securities, (ii) that Coinbase Inc. has violated the Securities Act by failing to register with the SEC the offer and sale of its staking program, and (iii) that Coinbase Global is jointly and severally liable as a control person under the Exchange Act for Coinbase Inc.’s violations of the Exchange Act to the same extent as Coinbase Inc. The SEC’s complaint against the Relevant Coinbase Entities does not allege that bitcoin is a security nor does it allege that Coinbase Inc’s activities involving bitcoin caused the alleged registration violations, and the Bitcoin Custodian was not named as a defendant. The SEC’s complaint seeks a permanent injunction against the Relevant Coinbase Entities to prevent them from violations of the Exchange Act or Securities Act, disgorgement, civil monetary penalties, and such other relief as the court deems appropriate or necessary. Coinbase Inc., as Prime Execution Agent, could be required, as a result of a judicial determination, or could choose, to restrict or curtail the services it offers, or its financial condition and ability to provide services to the Trust could be affected. If the Prime Execution Agent were to be required or choose, as a result of a regulatory action (including, for example, the litigation initiated by the SEC), to restrict or curtail the services it offers, it could negatively affect the Trust’s ability to operate or process creations or redemptions of Baskets, which could force the Trust to liquidate or adversely affect the price of the Shares. While the Bitcoin Custodian is not named in the complaint, if Coinbase Global, as the parent of the Bitcoin Custodian, is required, as a result of a judicial determination, or could choose, to restrict or curtail the services its subsidiaries provide to the Trust, or its financial condition is negatively affected, it could negatively affect the Trust’s ability to operate.

December 29, 2023

Alternatively, the Trustee could decide to replace Coinbase Custody as the Bitcoin Custodian with custody of the Trust’s bitcoins, pursuant to the Bitcoin Custody Agreement. Similarly, Coinbase Custody or Coinbase Inc. could terminate services under the Bitcoin Custody Agreement or the Coinbase Prime Broker Agreement (the “Prime Execution Agent Agreement”) respectively upon providing the applicable notice to the Trust for any reason, or immediately for Cause (a “Termination for Cause” is defined in the Bitcoin Custody Agreement as (i) the Trust materially breaching any provision of the Bitcoin Custody Agreement; (ii) the Trust becomes bankrupt or insolvent; or (iii) the Trust fails to pay and settle in full its obligations to Coinbase Custody’s affiliate, the Trade Credit Lender (as defined below), which may, from time to time, provide financing to the Trust in the form of Trade Credits). Transferring maintenance responsibilities of the Trust Bitcoin Account at the Bitcoin Custodian to another custodian will likely be complex and could subject the Trust’s bitcoin to the risk of loss during the transfer, which could have a negative impact on the performance of the Shares or result in loss of the Trust’s assets. As Prime Execution Agent, Coinbase Inc. does not guarantee uninterrupted access to the Trading Platform or the services it provides to the Trust as Prime Execution Agent. Under certain circumstances, Coinbase Inc. is permitted to halt or suspend trading on its trading platform, or impose limits on the amount or size of, or reject, the Trust’s orders, including in the event of, among others, (a) delays, suspension of operations, failure in performance, or interruption of service that are directly due to a cause or condition beyond the reasonable control of Coinbase Inc, (b) the Trust has engaged in unlawful or abusive activities or fraud, (c) the acceptance of the Trust’s order would cause the amount of Trade Credits extended to exceed the maximum amount of Trade Credit (as defined below) that the Trust’s agreement with the Trade Credit Lender permits to be outstanding at any one time, or (d) a security or technology issue occurred and is continuing that results in Coinbase Inc. being unable to provide trading services or accept the Trust’s order, in each case, subject to certain protections for the Trust. Also, if Coinbase Custody or Coinbase Inc. become insolvent, suffer business failure, cease business operations, default on or fail to perform their obligations under their contractual agreements with the Trust, or abruptly discontinue the services they provide to the Trust for any reason, the Trust’s operations would be adversely affected.

December 29, 2023

The Sponsor may not be able to find a party willing to serve as the custodian of the Trust’s bitcoin or as the Trust’s prime execution agent under the same terms as the current Bitcoin Custody Agreement or Prime Execution Agent Agreement or at all. To the extent that Trustee is not able to find a suitable party willing to serve as the custodian or prime execution agent, the Trustee may be required to terminate the Trust and liquidate the Trust’s bitcoin. In addition, to the extent that the Trustee finds a suitable party but must enter into a modified Bitcoin Custody Agreement or Prime Execution Agent Agreement that is less favorable for the Trust, the value of the Shares could be adversely affected. If the Trust is unable to find a replacement prime execution agent, its operations could be adversely affected.

The Sponsor may need to find and appoint a replacement Bitcoin Custodian or Cash Custodian quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin and cash.

The Sponsor may need to replace Coinbase Custody as the bitcoin custodian of the Trust’s bitcoin or BNY Mellon as the cash custodian of the Trust’s cash and cash equivalents as a result of the insolvency, business failure or interruption, default, failure to perform, security breach or other problems. Transferring maintenance responsibilities of the Trust’s accounts with the Bitcoin Custodian and/or Cash Custodian to another party will likely be complex and could subject the Trust’s bitcoin to the risk of loss during the transfer, which could have a negative impact on the performance of the Shares or result in loss of the Trust’s assets. The Sponsor may not be able to find a party willing to serve as the Bitcoin Custodian or Cash Custodian under the same terms as the current Bitcoin Custody Agreement or Cash Custody Agreement, respectively. To the extent that Sponsor is not able to find a suitable party willing to serve as the Bitcoin Custodian or Cash Custodian, as applicable, the Sponsor may be required to terminate the Trust and liquidate the Trust’s bitcoin. In addition, to the extent that the Sponsor finds a suitable party but must enter into modified custodial services agreements that cost more, the value of the Shares could be adversely affected.

December 29, 2023

The Bitcoin Custodian could become insolvent.

The Trust’s assets will be held in one or more accounts maintained for the Trust by the Bitcoin Custodian and Cash Custodian. The Bitcoin Custodian is not a depository institution as it not insured by the FDIC. The insolvency of the Bitcoin Custodian or of any broker, custodian bank or clearing corporation used by the Bitcoin Custodian, may result in the loss of all or a substantial portion of the Trust’s assets or in a significant delay in the Trust having access to those assets. Additionally, custody of digital assets presents inherent and unique risks relating to access loss, theft and means of recourse in such scenarios. These risks are applicable to the Trust’s use of Coinbase Custody.

As it relates to the amount of commercial crime insurance held by the Bitcoin Custodian, the Sponsor, on behalf of the Trust, respectfully directs the Staff’s attention to the section of the Prospectus Summary entitled “Custody of the Trust’s Assets,” the risk factor entitled “Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Administrator, Transfer Agent, Cash Custodian, Prime Execution Agent and Bitcoin Custodian and the Trust’s lack of direct insurance protection expose the Trust and its Shareholders to the risk of loss of the Trust’s bitcoin for which no person is liable” and the description of the material terms of the Bitcoin Custody Agreement set forth in the section entitled “Material Contracts.”

Comment 19 – Plan of Distribution Authorized Participants

Refer to your response to comment 36. Please revise to identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

December 29, 2023

Response to Comment 19

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Plan of Distribution” has been revised to include the following disclosure:

As of January ___, 2024, __________, __________, __________ and ___________ have executed Authorized Participant Agreements with the Trust.

Comment 20 – Creation and Redemption of Shares

Please revise to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and redemptions.

Response to Comment 20

The Sponsor, on behalf of the Trust, directs the Staff’s attention to the following disclosure set forth in the section of the Registration Statement entitled “Creation and Redemption of Shares”:

As between the Trust and the Authorized Participant, the expense and risk of the difference between the value of bitcoin calculated by the Administrator for daily valuation using the BRRNY and the price at which the Trust acquires the bitcoin will be borne solely by the Authorized Participant to the extent that the Trust pays more for bitcoin than the price used by the Trust for daily valuation.

Comment 21 – Creation Procedures

Refer to your response to comment 37. Please revise to disclose whether the Bitcoin Trading Counterparty must have an account with the Bitcoin custodian and whether the transfer from the Bitcoin Trading Counterparty is on-chain or off-chain in connection with creations and the transfer of bitcoin from the Bitcoin Custodian to the Bitcoin Trading Counterparty in connection with redemptions is on-chain or off-chain, and, if on-chain, who pays for the transfer fee. In addition, please disclose whether excess cash not needed for the purchase of bitcoin is returned to the Authorized Participant if the price of bitcoin has dropped since the Purchase Order Date. Also please disclose how the Sponsor “seek[s] to purchase bitcoin at [a] commercially reasonable price” by explaining how the Sponsor determines the “commercially reasonable price.”

December 29, 2023

Response to Comment 21

Pursuant to the Staff’s comment, the Registration Statement has been revised to include a section of the Registration Statement entitled “The Trust and Bitcoin Prices – Purchase and Sale of Bitcoin” which is responsive to this comment and is set forth in Response to Comment 15.

Additionally, while the Trust would return excess cash not needed for the purchase of bitcoin, due to the Trust’s procedures in connection with processing Purchase Orders, it is highly unlikely that any such scenario would ever occur. Each night the Trust publishes the Basket Amount for the following day. In connection with received Purchase Orders, the Trust goes into the market and seeks to purchase the Basket Amount of bitcoin from a Bitcoin Trading Counterparty. After the transaction price has been agreed upon for the Basket Amount of bitcoin, the Sponsor informs BNY Mellon the price at which the transaction will take place on the following day. BNY Mellon subsequently notifies the Authorized Participant the amount of cash that needs to be delivered the following day to settle the Purchase Order. The Authorized Participant then delivers that amount of cash the next day. The Authorized Participant only delivers cash to the Trust in an amount equal to the price the Sponsor, on behalf of the Trust, will acquire the bitcoin.

Comment 22 – Governing Law; Consent to Delaware Jurisdiction

Refer to your response to comment 42. We note that the forum selection provision applies to claims under the Securities Act such that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response to Comment 22

Pursuant to the Staff’s comment, the disclosure set forth in the section of the Registration Statement entitled “Governing Law; Consent to Delaware Jurisdiction” has been revised as set forth below:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor, the Trust.

December 29, 2023

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, there is uncertainty as to whether a court would enforce the exclusive forum jurisdiction for actions arising under the 1933 Act or Exchange Act.

Comment 23 – Financial Statement; Note 1. Organization

We note from the cover page of your filing that you changed the name of the registrant to Bitwise Bitcoin ETF. Tell us why the financial statements continue to refer to the registrant as Bitwise Bitcoin ETP Trust and why and when the name changed.

Response to Comment 23

The Sponsor finalized a decision to change the name of the Trust to Bitwise Bitcoin ETF subsequent to November 29, 2023, the date on which the financial statements were issued, and prior to December 4, 2023, the date on which the revised Registration Statement was filed.

Comment 24 – Note 2. Significant Accounting Policies

Please include accounting policies for creations and redemptions and calculating the net asset value.

Response to Comment 24

As the Trust is currently in organization, the referenced audited financial statements presented in accordance with US GAAP currently include only a statement of assets and liabilities where the sole asset held by the Trust comprises of a cash balance. The Trust has not yet commenced operations. However, the Trust’s accounting policies for creations, redemptions and the calculation of net asset value to be employed when operations commence are described within section of the Registration Statement entitled “Calculation of NAV.”

December 29, 2023

Comment 25 – Exhibits

With respect to Exhibit 23.1, we note that KPMG LLP refers to the reference to their firm under the heading “Fund Service Providers” and “Independent Registered Public Accounting Firm” in the Registration Statement on Form S-1. Please ask them to tell us why they do not refer to the Experts section on page 82. Also, tell us where the Fund Service Providers disclosure is included in the Form S-1.

Response to Comment 25

We appreciate the Staff’s commentary, and have obtained an revised and corrected consent letter from KPMG LLP. The corrected consent letter is attached as an exhibit to the Registration Statement.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP